EXHIBIT 99.2

Hydrogenics Corporation

Third Quarter 2015

Management’s Discussion and Analysis

Hydrogenics Corporation

The following Management’s Discussion and Analysis (“MD&A”) of Hydrogenics Corporation (“Hydrogenics” or the “Company”) should be read in conjunction with the Company’s Condensed Interim Consolidated Financial Statements and related notes for three and nine months ended September 30, 2015 and the Audited Consolidated Financial Statements and related notes for the year ended December 31, 2014. The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company uses certain non-IFRS financial performance measures in this MD&A. For a detailed reconciliation of each of the non-IFRS measures used in this MD&A, please see the discussion under “Non-IFRS Measures” below.

In this MD&A, all currency amounts (except per unit amounts) are in thousands and, unless otherwise stated, they are in thousands of United States dollars (“US Dollars”). The information presented in this MD&A is as of November 9, 2015, unless otherwise stated.

Additional information about Hydrogenics, including our 2014 Audited Consolidated Financial Statements and our Annual Report on Form 40-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 21 of this MD&A.

“Hydrogenics” or the “Company” or the words “our,” “us” or “we” refer to Hydrogenics Corporation and its subsidiaries.

Third Quarter 2015 Management’s Discussion and Analysis	Page 2

Hydrogenics Corporation

Management’s Discussion and Analysis Table of Contents
Section	Description	Page
1	Overall Performance	4
2	Operating Results	7
3	Financial Condition	11
4	Summary of Quarterly Results	12
5	Outlook	12
6	Liquidity	13
7	Capital Resources	15
8	Off-Balance Sheet Arrangements	16
9	Related Party Transactions	16
10	Critical Accounting Estimates	16
11	Changes in Accounting Policies and Recent Accounting Pronouncements	17
12	Disclosure Controls	17
13	Internal Control Over Financial Reporting	17
14	Reconciliation of Non-IFRS Measures	18
15	Risk Factors	19
16	Outstanding Share Data	22
17	Forward-looking Statements	22

Third Quarter 2015 Management’s Discussion and Analysis	Page 3

Hydrogenics Corporation

1        Overall Performance

Selected Financial information

(in thousands of US dollars, except per share amounts)

	Three months ended September 30,		2015 vs 2014	Nine months ended September 30,		2015 vs 2014
	2015	2014	% Favourable (Unfavourable)	2015	2014	% Favourable (Unfavourable)
OnSite Generation	$7,633	$7,435	3%	$15,469	$20,912	(26%)
Power Systems	2,011	3,658	(45%)	9,074	8,963	1%
Total Revenue	9,644	11,093	(13%)	24,543	29,875	(18%)

Gross profit	2,101	3,067	(31%)	4,296	8,225	(48%)
Gross Margin %	22%	28%		18%	28%

Selling, General and Administrative Expenses	2,566	2,846	10%	7,724	9,392	18%
Research and Product Development Expenses	1,045	1,160	10%	3,106	2,991	(4%)

Loss from Operations	(1,510)	(939)	(61%)	(6,534)	(4,158)	(57%)
Net Loss	(2,192)	(1,262)	(74%)	(9,319)	(5,135)	(81%)
Net Loss Per Share	(0.22)	(0.13)	(69%)	(0.92)	(0.54)	(70%)
Cash Operating Costs[1]	3,527	3,875	9%	10,509	11,213	6%
Adjusted EBITDA[1]	(1,383)	(683)	(102%)	(6,037)	(2,699)	(124%)
Cash used in Operating Activities	(987)	(4,281)	77%	(6,641)	(12,898)	49%
Cash and Cash Equivalents (including Restricted Cash)	8,713	14,340	(39%)	8,713	14,340	(39%)
Total Assets	46,524	50,376	(8%)	46,524	50,376	(8%)
Total Non-Current Liabilities (excluding Deferred Revenue)	11,017	4,822	(128%)	11,017	4,822	(128%)

______________________

1	Cash operating costs and Adjusted EBITDA are Non-IFRS measures. Refer to section 14 - Reconciliation of Non-IFRS Measures.

Third Quarter 2015 Management’s Discussion and Analysis	Page 4

Hydrogenics Corporation

Highlights for the three months ended September 30, 2015 compared to the three months ended September 30, 2014

•	Revenues decreased by $1.4 million or 13% to $9.6 million for the three months ended September 30, 2015 compared to $11.1 million for the same period of the prior year. Excluding the impact of the weakening of the euro, which impacted revenue by approximately $1.6 million, revenue increased by $0.2 million. The OnSite Generation business had an increase in revenue, partially offset by a decrease in revenue in the Power Systems business. During the third quarter of 2015, the Company received new orders for $5.7 million (2014 - $13.0 million) consisting of $3.5 million (2014 - $12.1 million) for the OnSite Generation business and $2.2 million (2014 - $0.9 million) for the Power Systems business. Total backlog for the third quarter of 2015 was $98.9 million compared to $66.9 million for the same period a year ago.

						Expected Revenue Recognition
	June 30, 2015 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	September 30, 2015 backlog	During next 12 months	Beyond next 12 months
OnSite Generation	$26.8	$3.5	$0.1	$7.6	$22.8	$19.7	$3.1
Power Systems	75.5	2.2	0.4	2.0	76.1	6.9	69.2
Total	$102.3	$5.7	$0.5	$9.6	$98.9	$26.6	$72.3

•	Gross profit was 21.8% of revenue for the quarter, versus 27.6% in the prior-year period, reflecting a change in product mix as well as higher indirect overhead costs as a percent of revenue when compared to the prior-year period.
•	Selling, general and administrative (“SG&A”) expenses for the third quarter of 2015 of $2.6 million were lower by $0.2 million or 10% compared to $2.8 for the prior year quarter. Excluding mark-to-market adjustments on the deferred share units (“DSUs”) in the current and prior year quarter, and the restricted share units (“RSUs”) in the prior year quarter and DSUs in the current and prior year quarter, SG&A expenses decreased by $0.2 million primarily due to the lower value of the euro and Canadian dollars when compared to the US dollar. Additionally there was no mark-to-market adjustment on the RSUs in current quarter due to their vesting and being paid out at the end of 2014.

•	Research and product development (“R&D”) expenses were $1.0 million for the three months ended September 30, 2015 compared to $1.2 in the same period of 2014.

•	Cash used in operating activities during the third quarter of 2015 decreased by $3.3 million to $1.0 million compared to $4.3 million used in the third quarter of 2014 with the decrease largely due to the change in non-cash working capital, partially offset by the decrease in margin.

•	Cash operating costs decreased by $0.4 million to $3.5 million for the three months ended September 30, 2015 compared to $3.9 million for the three months ended September 30, 2014, with the lower costs due to reduced SG&A and R&D expenses in the current year.

•	Adjusted EBITDA loss increased to $1.4 million for the three months ended September 30, 2015 from $0.7 million for the same period last year. The decline resulted mainly from a reduction in revenues, combined with lower margin sales, partially offset by a decrease in SG&A and R&D expenses as discussed above.

•	Net loss increased by $0.9 million or $0.08 per share to $2.2 million or $0.21 per share in the current quarter from $1.3 million or $0.13 per share, primarily due to the lower margins as indicated above.

Third Quarter 2015 Management’s Discussion and Analysis	Page 5

Hydrogenics Corporation

Highlights for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014

•	Revenues decreased by $5.3 million or 18% to $24.5 million for the nine months ended September 30, 2015 compared to $29.9 million for the same period of the prior year. Excluding the impact of the weakening of the euro, which impacted revenue by approximately $5.0 million, revenue decreased by $0.3 million. The decrease in revenue was due to a decrease in the execution of sales orders in the period in the OnSite Generation business, partially offset by an increase in revenue in the Power Systems business segment. During the first nine months of 2015, the Company received new orders for $65.3 million (2014 - $41.9 million) consisting of $11.9 million (2014 - $25.8 million) for the OnSite Generation business and $53.4 million (2014 - $16.1 million) for the Power Systems business. Total backlog as at September 30, 2015 was $98.9 million compared to $66.9 million for the same period a year ago.

						Expected Revenue Recognition
	Dec 31, 2014 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	September 30, 2015 backlog	During next 12 months	During next 12 months
OnSite Generation	$28.3	$11.9	$(2.0)	$15.4	$22.8	$19.7	$3.1
Power Systems	33.9	53.4	(2.1)	9.1	76.1	6.9	69.2
Total	$62.2	$65.3	$(4.1)	$24.5	$98.9	$26.6	$72.3

•	Gross profit was 17.5% of revenue for the quarter, versus 27.5% in the prior-year period, reflecting a change in product mix, a strategic project delivered in the quarter that had a lower than average margin profile and higher indirect overhead costs as a percentage of revenue when compared to the prior-year period.
•	SG&A expenses for the nine months ended September 30, 2015 of $7.7 million were lower by $1.7 million or 18% compared to $9.4 million for the same period of the prior year quarter. Excluding mark-to-market adjustments on the DSUs in the current and prior year period, and the RSUs in the prior year quarter and DSUs in the current and prior year period, SG&A expenses decreased by $0.7 million primarily due to the lower value of the euro and Canadian dollar when compared to the US dollar. The mark-to-market adjustments in the prior year period resulted in an increase in SG&A of $0.5 million as the share price increased from $20.42 in the first quarter prior year to $30.05, before decreasing to $18.87 in the third quarter prior year. In the current year quarter, the decrease in SG&A resulting from the share price decreasing from $15.42 to $10.50 was $0.4 million. Additionally there was no mark-to-market adjustment on the RSUs in the current period due to their vesting and being paid out at the end of 2014.

•	R&D expenses were $3.1 million for the nine months ended September 30, 2015 compared to $3.0 million in the comparable period of 2014 and increased as a result of decreased R&D funding of $0.8 million as well as decreased R&D spending of $0.6 million. This reduction is due to the timing of R&D project spending as well as eligibility and submissions for R&D funding.

•	Net loss for the nine months ended September 30, 2015, was $9.3 million or $0.92 per share compared to a net loss of $5.1 million or $0.54 per share for the same quarter of the prior year. The net loss in the current period reflects i) the lower revenues and lower margins ($3.9 million); ii) an increase in other finance loss due to the issuance of warrants ($0.9 million) and fair value adjustments relating to held for trading foreign exchange forward contract ($0.5 million); iii) increased interest expense due to interest expense on the institutional long-term debt entered into in 2015 ($0.3 million), financing costs related to the institutional long-term debt ($0.2 million) as well as accelerating interest accretion relating to the loan with the Province of Ontario ($0.1 million); and iv) a slight increase in R&D expenses ($0.1 million). This was partially offset by the decrease in SG&A expenses above.

Third Quarter 2015 Management’s Discussion and Analysis	Page 6

Hydrogenics Corporation

•	Cash operating costs decreased 6% to $10.5 million for the nine months ended September 30, 2015 compared to $11.2 million for the nine months ended September 30, 2014, primarily reflecting lower SG&A expenses due to the impact of lower exchange rates on expenses denominated in Euros and Canadian dollars.

•	Adjusted EBITDA loss increased to $6.0 million for the nine months ended September 2015 from $2.7 million for the same period last year. The decline resulted from decreased revenue, combined with lower margin sales and slightly higher research and development costs in the current year period, partially offset by a reduction in SG&A expenses excluding mark-to-market adjustments on RSU’s and DSU’s.

2         Operating Results

Business Segment Review

We report our results in two business segments, being OnSite Generation and Power Systems. Our reporting structure reflects the way we manage our business and how we classify our operations for planning and measuring performance. The corporate office and administrative support is reported under Corporate and Other.

OnSite Generation

Our OnSite Generation business segment is primarily based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets.

Historically the demand for onsite generation of hydrogen gas has been driven by relatively modest market applications for industrial hydrogen. A typical unit for these applications would generate 20-60 normal cubic meters of hydrogen and consume 100-300kW of electrical energy. Recently we have seen several applications which would consume 10-100 megawatts (MW) of power, which is 100-300 times larger than a typical industrial unit to date. The emergence of these applications has appeared slowly with customer and government support. Today several third party studies and internal work by lead customers suggests substantial long term opportunity for “power to gas”, an application for energy conversion and storage. Very large scale industrial applications are also appearing such as detritiation of contaminated waste water at nuclear reactor sites.

Our OnSite Generation products are also sold to merchant gas companies and end-users requiring high purity hydrogen for industrial applications. These uses of our product are subject to fluctuation in new capital expenditures and plant expansions. We also sell and service products for hydrogen fueling stations for transportation applications.

The worldwide market for hydrogen is estimated at $5 billion annually. We believe the annual market for on-site hydrogen generation equipment is approximately $100 million to $200 million, although the size of the addressable market for on-site hydrogen generation equipment could more than double if energy storage and electrolysis based hydrogen fueling stations gain widespread acceptance.

Selected Financial Information

	Three months ended September 30,			Nine months ended September 30
	2015	2014	% Favourable (Unfavourable	2015	2014	% Favourable (Unfavourable)
Revenues	$7,633	$7,435	3%	$15,469	$20,912	(26%)
Gross profit	1,183	1,817	(35%)	2,113	4,730	(55%)
Gross margin %	16%	24%	(37%)	14%	23%	(40%)
SG&A expenses	665	855	22%	1,898	2,520	25%
R&D expenses	480	250	(92%)	1,381	1,024	(35%)
Segment income (loss)	$38	$712	(95%)	$(1,166)	$1,186	(200%)

Third Quarter 2015 Management’s Discussion and Analysis	Page 7

Hydrogenics Corporation

Revenues increased by $0.2 million or 3% to $7.6 million for the three months ended September 30, 2015 compared to $7.4 million for the same period of 2014. Sales through September 30, 2015 consisted of electrolyzer products to customers in industrial gas markets, a fueling station application, as well as revenue related to a portion of an energy storage application. Revenues were $15.4 million for the nine months of 2015 compared to $20.9 million for the same period in 2014, due to a decline in new capital expenditures and plant expansion expenditures as well as the weakening of the euro which impacted revenue by approximately $3.2 million. Orders awarded for the three months ended September 30, 2015 were $3.5 million (September 30, 2014 – $12.1 million). At September 30, 2015 the backlog was $22.8 million (September 30, 2014 – $27.0 million), with $19.7 million of this backlog expected to be recognized as revenue in the next twelve months.

Gross Margin declined in the third quarter of 2015 to 16% compared to 24% in the third quarter of 2014 primarily due to higher margin projects in the prior year. Gross margin was 14% for the nine months ended September 30, 2015 compared to 23% for the same period last year.

SG&A Expenses were lower at $0.7 million and $1.9 million for the three and nine months ended September 30, 2015 compared to $0.9 million and $2.5 million for the same periods of the previous year as a result of the decline in the euro versus the US dollar in the translation of these expenses.

R&D Expenses were $0.5 million and $1.4 million during the third quarter and nine months ended September 30, 2015 and $0.3 million and $1.0 million for the three and nine months ended September 30, 2015. This increase over the prior year periods is a result of one funding project being in the active build phase, as well as reduced grant funding in the current year periods.

Segment Gain (Loss) decreased $0.7 million to a gain of less than $0.1 million for the three months ended September 30, 2015 compared to a gain of $0.7 million for the same period of the prior year largely due to the lower margin sales in the current period. Segment loss was $1.2 million for the nine months ended September 30, 2015 compared to income of $1.2 million for the same period of the prior year.

Power Systems

Our Power Systems business segment is primarily based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany. Our Power Systems business is based on proton exchange membrane (“PEM”) fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. Our HyPM® products are configured into multiple electrical power outputs ranging from three kilowatts to multiple megawatts with ease of integration, high reliability and operating efficiency, delivered from a highly compact unit.

Our target markets include stationary power applications, backup power for telecom, data centre installations and motive power applications, such as trains, buses, trucks and utility vehicles. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. Our target addressable markets (stationary power, telecom back up power, data centre and mobility) are estimated to be in excess of $2 billion specifically related to hydrogen power technology.

The worldwide market for data centre backup power is estimated to be in excess of $6 billion and the market for telecom backup power is estimated to be $2 to $3 billion in the United States alone, based on a complete displacement of existing products serving this market.

Third Quarter 2015 Management’s Discussion and Analysis	Page 8

Hydrogenics Corporation

Selected Financial Information

	Three months ended September 30,			Nine months ended September 30,
	2015	2014	% Favourable (Unfavourable	2015	2014	% Favourable (Unfavourable)
Revenues	$2,011	$3,658	(45%)	$9,074	$8,963	1%
Gross profit	918	1,250	(27%)	2,183	3,495	(38%)
Gross margin %	46%	34%	33%	24%	39%	(38%)
SG&A expenses	987	1,016	3%	2,882	3,131	8%
R&D expenses	558	902	38%	1,699	1,952	13%
Segment loss	$(627)	$(668)	6%	$(2,398)	$(1,588)	(51%)

Revenues increased $0.1 million or 1% to $9.1 million in the nine months ended September 30, 2015 due to a delivery in the first quarter of 2015 for a large project to a research organization in Germany. In the third quarter ended September 30, 2015 revenues decreased $1.6 million compared to the third quarter ended September 30, 2014 due to the lack of one large delivery which occurred in the prior period quarter, combined with the weakening of the euro which also impacted revenue by approximately $0.5 million. Revenue for the nine months ended September 30, 2015 excluding the foreign exchange impact due to the weakening of the euro, increased $1.5 million. Orders awarded for the three months ended September 30, 2015 were $2.2 million (September 30, 2014 - $0.9 million). At September 30, 2015, backlog was $76.1 million (September 30, 2014 - $39.9 million) of confirmed orders for Power Systems’ products and services, with $6.9 million of this backlog expected to be recognized as revenue in the next twelve months.

Gross Margin improved to 46% during the third quarter of 2015 from 34% for the third quarter of the prior year. Gross margin for the nine months ended September 30, 2015 was 24% compared to 39% for the same period of the prior year, with the decline in the current period due to product mix with a larger percentage of higher margin engineering services in the prior year and the impact of the lower margin German project to a research organization in the current period.

SG&A Expenses decreased by less than $0.1 million to $1.0 million for the three months ended September 30, 2015 compared to $1.0 million for the three months ended September 30, 2014. Expenses were lower in the current year as a result of the translation of the largely Canadian dollar expenses at lower Canadian dollar exchange rates versus the US dollar, partially offset by an increase in G&A costs due to increased business activities. SG&A expenses were $2.9 million for the nine months ended September 30, 2015 compared to $3.1 million in the comparable period in 2014 lower in the current year as a result of the translation of the largely Canadian dollar expenses at lower Canadian dollar exchange rates versus the US dollar, partially offset by an increase in G&A costs due to increased business activities.

R&D Expenses were $0.6 million and $1.7 million during the three and nine months ended September 30, 2015 a reduction from $0.9 million and $2.0 million during the same periods of the prior year.

Segment loss was $0.6 million and $2.4 million for the three months and nine months ended September 30, 2015 compared to $0.7 million and $1.6 million for the three and nine months ended September 30, 2014, primarily due to the lower margin projects during the current year partially offset by the reduction in R&D expenses.

Third Quarter 2015 Management’s Discussion and Analysis	Page 9

Hydrogenics Corporation

Corporate and Other

Selected Financial Information

	Three months ended September30,			Nine months ended September 30
	2015	2014	% Favourable (Unfavourable)	2015	2014	% Favourable (Unfavourable)
SG&A expenses	$914	$975	6%	$2,944	$3,741	21%
R&D expenses	7	8	38%	26	15	(73%)
Net other finance losses	(326)	-	(100%)	(1,376)	(181)	(660%)
Gain (loss) on joint venture	(127)	(62)	105%	(86)	(62)	(39%)
Interest income (expense)	(446)	(105)	(325%)	(942)	(369)	(155%)
Foreign exchange gains (losses) net	217	(156)	239%	(381)	(365)	(4%)
Segment Loss	$(1,603)	$(1,306)	(23%)	$(5,755)	$(4,733)	(22%)

SG&A Expenses remained consistent for the three months ended September 30, 2015 compared to the three months ended September 30, 2014 primarily due to the impact of the mark-to-market adjustment on RSUs and DSUs in the current year as explained above, offset by the reduction due to the lower value of the euro and Canadian dollar when compared to the US dollar in the current quarter. SG&A expenses decreased by $0.8 million or 21% for the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014 primarily due to the impact of the mark-to-market adjustment on RSUs and DSUs in the current year as explained above, as well as a reduction due to the lower value of the euro and Canadian dollar when compared to the US dollar in the current quarter.

R&D Expenses were less than $0.1 million for the third quarter of 2015, consistent with the same period of the prior year and reflect the cost of maintaining our intellectual property.

Net other finance losses were $0.3 million for the third quarter of 2015, representing fair value adjustments relating to held for trading foreign exchange forward contracts.

Foreign exchange gains (losses) for the third quarter increased to a gain of $0.4 million from a loss of $0.2 million primarily due to the revaluation of euro and Canadian dollar net assets at the current exchange rates.

3        Financial Condition

	September 30,	December 31,	Increase/(decrease)
	2015	2014	$	%
Cash, cash equivalents, restricted cash and short-term investments	$8,713	$10,421	(1,708)	(16%)
Trade and other receivables	11,906	12,900	(994)	(8%)
Inventories	16,163	14,698	1,465	10%
Operating borrowings	2,241	-	2,241	-
Trade and other payables	9,960	13,156	(3,196)	24%
Derivative liability	111	-	111	100%
Warranty provisions (current and non-current)	2,561	2,547	(14)	(1%)
Deferred revenue (current and non-current)	14,828	12,912	1,916	15%
Other non-current liabilities	$10,270	$3,464	6,806	196%

Third Quarter 2015 Management’s Discussion and Analysis	Page 10

Hydrogenics Corporation

Cash, cash equivalents, restricted cash and short-term investments were $8.7 million, a decrease of $1.7 million or 16%. Refer to Section 6 - Liquidity for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $11.9 million, a decrease of $1.0 million or 8% due to the collection of outstanding receivables in the period and the revaluation of Canadian and euro receivables at current rates partially offset by an increase in accrued receivables relating to the contract for integrated power propulsion systems for an OEM, where revenue and receivables are recognized using the percentage of completion method, for which the timing of the cash collected on outstanding receivables for this project does not correspond to recognition of the revenue and receivables.

Inventories were $16.2 million compared to $14.7, an increase of 10%. Excluding the foreign exchange impact as a result of the lower value of the euro and Canadian dollar when compared to the US dollar in the current period, inventories in fact increased approximately $2.8 million as a result of our increased commercial activity and increases in expected product deliveries during 2015 and early 2016.

Trade and other payables were $10.0 million and were lower by $3.2 million compared to $13.2 million at the end of December 31, 2014 as a result of suppliers payments for inventory shipped during the fourth quarter, as well as a reduction due to the foreign exchange impact as a result of the lower value of the euro and Canadian dollar when compared to the US dollar in the current quarter.

Warranty provisions were $2.6 million consistent with the prior period.

Deferred revenues were $14.8 million, an increase of $1.9 million or 15% reflecting customer deposits received on order bookings in the OSG business segment, partially offset by a reduction due to the foreign exchange impact as a result of the lower value of the euro and Canadian dollar when compared to the US dollar in the current quarter.

Other non-current liabilities were $10.3 million at September 30, 2015, a increase of $6.8 million or 196%, due to the new loan entered into in the second quarter of 2015.

4        Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ended September 30, 2015.

	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4
Revenues	$9,644	$7,368	$7,531	$15,673	$11,093	$10,723	$8,059	$11,000
Gross Profit	2,101	1,042	1,153	2,989	3,067	3,240	1,918	2,705
Gross Margin %	22%	14%	15%	19%	28%	30%	24%	25%
Adjusted EBITDA[1]	(1,381)	(2,341)	(2,313)	160	(683)	(288)	(1,728)	(165)
Net (Loss) Income	(2,191)	(3,700)	(3,427)	612	$(1,262)	$(125)	$(3,748)	$(3,100)
Net (Loss) income Per Share - (Basic and Fully Diluted)	$(0.22)	$(0.37)	$(0.34)	$0.06	$(0.13)	$(0.01)	$(0.40)	$(0.35)
Weighted Average Common Shares Outstanding	10,092,375	10,091,498	10,090,481	10,089,891	10,089,508	9,605,220	9,073,527	9,003,960

1.        Adjusted EBITDA is a Non-IFRS measure, refer to Section 14 – Reconciliation of Non-IFRS Measures.

5        Outlook

Our strategy is to profitably grow hydrogen energy solutions for diverse applications globally. During the second and third quarter several important milestones were realized in support of this strategy. Most notably we commissioned our second power to gas facility with E.ON. This milestone firmly establishes the commercial scale building block for much multi megawatt facilities in the future. We have communicated the pipeline condition for this application at approximately 80 megawatt of projects worth in excess of $80 million. The realization and timing of these opportunities is dependent on competitive process, funding and policy evolution in the European Union. In addition, we delivered and successfully commissioned a 1 megawatt stationary fuel cell power plant in South Korea with our partner Kolon. Contingent upon the success of the pilot plant this opportunity has the potential to scale into a multi-megawatt installation at the current pilot site and other sites. The third milestone achieved this year is the company’s largest commercial order for propulsion systems with Alstom Transport at 50 million euros. This opportunity shows the commercial maturity and strong competitive positioning of our fuel cell technology. We anticipate further opportunity for our heavy duty fuel cell modules in other propulsion applications in the near future. Finally, we recently disclosed our participation with our partner Kurion for a process to remove tritium from nuclear reactor waste water. Should the current pilot prove successful and be selected by the Japanese government, Hydrogenics would supply an electrolysis process for more than 100 megawatt. The timing and full realization of these four opportunities cannot be assured or specifically established. It is however important to understand the magnitude of these opportunities and the transformative impact that any one of them will have on the business going forward.

Third Quarter 2015 Management’s Discussion and Analysis	Page 11

Hydrogenics Corporation

Although year-to-date results were negatively impacted by order timing and the weakening euro to the US dollar, we are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization and our pipeline remains robust. We are also seeing a gradual maturation around the regulatory framework needed to integrate energy storage into an overall energy framework to permit its cost effective rollout. In addition, we continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union (particularly in Germany) and the United States (particularly in California), which we expect will positively impact our business. Recently, an increase in interest in our power-to-gas application and orders for energy storage and fueling stations in Europe, California, the UK and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

The traditional on-site industrial hydrogen market has seen weakness in the most recent quarter. Success in this market is correlated to the economies of regions which do not have ready access to hydrogen delivery by truck or pipeline. As costs of truck transport rise the competitiveness of the onsite solution improves.

Over the past few years, we have taken significant steps to reduce operating and product costs, streamline our operations and consolidated financial position. At September 30, 2015, our order backlog was $98.9 million (September 30, 2014 - $66.9 million) spread across numerous geographical regions, of which $26.6 million is expected to be recorded as revenue in the next twelve months.

However, as a global company, we are subject to the risks arising from adverse changes in global economic and political conditions. Economic conditions in leading and emerging economies have been, and remain, unpredictable. In particular, currency fluctuations could have the impact of significantly reducing revenue and gross margin as well as the competitive positioning of our product portfolio. These macroeconomic and geopolitical changes could result in our current or potential customers reducing purchases or delaying shipment which could cause revenue recognition on these products to shift into into 2016.

6        Liquidity

Cash Used in Operating Activities

	Three months ended September 30			Nine months ended September 30
	2015	2014	$ Change	2015	2014	$ Change
Net loss	$(2,192)	$(1,262)	$(929)	$(9,319)	$(5,135)	$(4,184)
(Increase) decrease in restricted cash	118	(1,425)	1,543	2,065	(1,616)	3,681
Changes in non-cash working capital	326	(1,790)	2,079	(1,575)	(7,887)	6,279
Other items not affecting cash	812	196	602	2,235	1,740	481
Cash used in operating activities	$(936)	$(4,281)	$3,295	$(6,594)	$(12,898)	$6,257

Cash used in operating activities during the third quarter of 2015 decreased by $3.3 million to $1.0 million compared to $4.3 million used in the third quarter of 2014 with the decrease largely due to the change in non-cash working capital, partially offset by the decrease in margin.

Changes in restricted cash decreased by $1.5 million as a result of the release of restricted cash related to letters of credit for customer deposits upon the shipment of their orders during the quarter.

Third Quarter 2015 Management’s Discussion and Analysis	Page 12

Hydrogenics Corporation

Cash Used in Investing Activities

	Three months ended September 30			Nine months ended September 30
	2015	2014	$ Change	2015	2014	$ Change
Proceeds on disposals	$-	$-	$-	$-	$9	$(9)
Purchases of property, plant and equipment	(674)	(20)	(603)	(1,553)	(545)	(843)
Receipt of IDF government funding	-	-	-	118	-	118
Purchase of intangibles	-	(3)	3	(81)	(83)	2
Investment in joint venture	-	(947)	947	-	(947)	(947)
Cash used in investing activities	$(674)	$(970)	$347	$(1,516)	$(1,566)	$97

Cash used in investing activities during the third quarter of 2015 decreased by $0.3 million to $0.7 million compared to $1.0 million used in the third quarter of 2014 with the decrease largely due to the purchases of property, plant and equipment in the third quarter of 2015 compared to the investment in the joint venture which occurred in the third quarter of 2014.

Cash Provided By Financing Activities

	Three months ended September 30			Nine months ended September 30
	2015	2014	$ Change	2015	2014	$ Change
Repayment of repayable government contributions	$(52)	$(50)	$(2)	$(162)	$(439)	$277
Proceeds of borrowings	-	-	-	6,866	854	6,012
Proceeds of operating borrowings	2,240	-	2,240	6,062	-	6,062
Repayment of operating borrowings	(1,658)	-	(1,659)	(3,810)	-	(3,810)
Common shares issued on stock options exercised	-	5	5	9	13,666	(13,657)
Cash provided by financing activities	$530	(45)	$575	$8,966	$14,081	$5,115

Cash provided by financing activities for the three months ended September 30, 2015 increased by $0.6 million. In the second quarter of the prior year, the Company received proceeds from common shares issued on warrant and option exercises of $13.7 million. In the second quarter of the current year, the Company entered into a loan agreement with a syndicate of lenders for a $7.5 million loan, with net proceeds of $6.9 million.

Contractual Obligations

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt[1]	$13,797	$826	$9,202	$1,948	$1,821
Operating borrowings	2,241	2,241	-	-	-
Operating leases	3,195	816	1,203	799	377
Purchase obligations	9,836	9,835	1	-	-
Repayable government contributions	435	214	221	-	-
Total contractual obligations[2]	$29,504	$13,932	$10,627	$2,747	$2,198

1.	Represents the undiscounted amounts payable as disclosed below under “Other Loan Facilities”.
2.	The table excludes the DSU liability of $934 included in our current liabilities which relate to units that are only settled once a director resigns as a director.

Third Quarter 2015 Management’s Discussion and Analysis	Page 13

Hydrogenics Corporation

Credit and Loan Facilities

On May 7, 2015, Hydrogenics entered into a loan agreement with a syndicate of lenders for an 18 month loan of $7.5 million, included in the terms of the loan agreement, was the issuance of 250,000 warrants to lenders. Each warrant is exercisable for one common share of the Company at an exercise price of US$15.00 per common share. The loan bears interest at an annual rate of 11%.

At September 30, 20 15, €4.9 million or approximately $5.5 million was drawn as standby letters of credit and bank guarantees and €2.0 million or approximately $2.2 million was drawn as an operating line against a €7.0 Belgian credit facility. At September 30, 2015, the Company had availability of less than €0.1 million or less than $0.1 million (December 31, 2014 - $4.1 million) under this facility for use only as letters of credit and bank guarantees.

The credit facility bears interest at EURIBOR plus 1.45% per annum and is secured by a €1 million first charge covering all assets of our Belgian subsidiary (the “Borrower”). The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account, divided by total liabilities of not less than 25% and ensure that its intercompany accounts with Hydrogenics do not fall below a defined level. At September 30, 2015, the Borrower was in compliance with these covenants.

At September 30, 2015 $1.5 million was drawn as standby letters of credit and bank guarantees against a $4.7 million Canadian credit facility. At September 30, 2015, the Company had C$3.2 million (December 31, 2014 - $1.9 million) available under this facility for use only as letters of credit and bank guarantees. Included in the above, is an outstanding bank guarantee for less than €0.1 million (December 31, 2014 – less than €0.1 million) for the Company’s Germany subsidiary.

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of the Company’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Company fails to perform its obligations under the sales contracts.

On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to C$6.0 million. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015. After this five-year period, the loan bears interest at a rate of 3.67% and will require repayment at a rate of 20% per year of the outstanding balance for the five years subsequent to the sixth anniversary of the first disbursement. There is no availability remaining under this facility at September 30, 2015. The loan is collateralized by a general security agreement covering assets of the Company. Additionally, the loan requires that we maintain a minimum cash deposit in a Canadian Financial institution.

The Company may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint-venture partnerships, equipment financings or other receivables financing arrangements. The Company may experience difficulty in obtaining satisfactory financing terms. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics’s results of operations or financial condition.

7        Capital Resources

The Company considers its capital employed to consist of shareholders’ equity and total debt, net of cash and cash equivalents as follows:

	September 30, 2015	December 31, 2014
Shareholders’ equity	$6,553	$15,476
Operating borrowings	2,241	-
Long term debt and repayable government contributions	10,274	3,475
Total	19,068	18,951
Less cash and cash equivalents and restricted cash	8,713	10,421
Capital Employed	$10,355	$8,530

Third Quarter 2015 Management’s Discussion and Analysis	Page 14

Hydrogenics Corporation

The Company’s financial objective when managing capital is to make sure that we have the cash and debt capacity and financial flexibility to fund our ongoing business objectives including operating activities, investments and growth in order to provide returns for our shareholders and other stakeholders.

We monitor our capital structure and makes adjustments according to market conditions in an effort to meet our objectives given the Company’s operating and financial performance and current outlook of the business and industry in general. The Company’s alternatives to fund future capital needs include cash flows from operating activities, debt or equity financing, adjustments to capital spending and/or sale of assets. The capital structure and these alternatives are reviewed by management and the board of directors of the Company on a regular basis to ensure the best mix of capital resources to meet the Company’s needs.

8         Off-Balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

9         Related Party Transactions

In the normal course of operations, we subcontract certain manufacturing functions to a company owned by a family member of a senior officer, director, and shareholder of the Company. Hydrogenics made purchases of less than $0.1 million for the three and nine months ended September 30, 2015 (three and nine months ended September 30, 2014 – less than $0.1 million, and $0.2 million) from this related company. At September 30, 2015, the Company had an accounts payable balance due to this related party of less than $0.1 million (2014 – less than $0.1 million). We believe that transactions with this company are consistent with those we have with unrelated third parties.

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy to form the joint venture Kolon Hydrogenics and the Company holds an equity investment in this joint venture. During 2014, the Company sold the joint venture a one megawatt power generation unit for $3.1 million and at the end of September 30, 2015 the Company had a receivable of $0.9 million owing from the joint venture, which is included in accrued accounts receivable. The majority of this receivable will be invoiced shortly after September 30, 2015 as it is dependent upon site acceptance procedures.

All related party transactions involve the parent company and there are no related party transactions to disclose for the Company’s subsidiaries.

10      Critical Accounting Estimates

The Company’s management make judgments in it process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial information requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Third Quarter 2015 Management’s Discussion and Analysis	Page 15

Hydrogenics Corporation

The critical judgments, estimates and assumptions applied in the preparation of Company’s financial information are reflected in Note 3 of the Company’s 2014 annual audited consolidated financial statements.

11      Changes in Accounting Policies and Recent Accounting Pronouncements

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt effective January 1, 2015 are disclosed in Note 2 of our condensed consolidated interim financial statements for the three months ended September 30, 2015.

12      Disclosure Controls

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under Canadian and US securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under "Internal Control over Financial Reporting", our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of September 30, 2015.

13      Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

Third Quarter 2015 Management’s Discussion and Analysis	Page 16

Hydrogenics Corporation

Management assessed the effectiveness of the Company’s internal control over financial reporting at September 30, 2015, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective as of September 30, 2015.

14       Reconciliation of Non-IFRS Measures

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), “Adjusted EBITDA” and “cash operating costs” are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

The Company believes Adjusted EBITDA assists investors in comparing a company’s performance on a consistent basis excluding depreciation and amortization, stock-based compensation, including both share settled PSUs and stock options and cash settled RSUs and DSUs, which are non-cash in nature and can vary significantly. We believe that removing these expenses is a better measurement of operational performance. Investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

The following table provides a reconciliation of Adjusted EBITDA with net loss:

	Three months ended September 30		Nine months ended September 30,
	2015	2014	2015	2014
Net loss	$(2,192)	$(1,262)	$(9,319)	$(5,135)
Finance loss (income)	682	323	2,785	977
Depreciation of property, plant and equipment and intangible assets	138	206	448	524
RSUs and DSUs (recovery) expense	(174)	(120)	(408)	473
Stock-based compensation expense (including PSUs)	163	170	457	462
Adjusted EBITDA	$(1,383)	$(683)	$(6,037)	$(2,699)

Cash Operating Costs

We report cash operating costs because management feels they are a key measurement of the normal operating costs required to operate the ongoing business units of the Company. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions. Investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

Third Quarter 2015 Management’s Discussion and Analysis	Page 17

Hydrogenics Corporation

The following table provides a reconciliation of cash operating costs with total operating expenses consisting of Selling, general and administrative expenses and Research and product development expenses:

	Three months ended September 30		Nine months ended September 30,
	2015	2014	2015	2014
Selling, general and administrative expenses	$2,566	$2,846	$7,724	$9,392
Research and product development expenses	1,045	1,160	3,106	2,991
Total operating costs	$3,611	$4,006	$10,830	$12,383
Less: Depreciation of property, plant and equipment and intangibles	(95)	(81)	(272)	(235)
Less: RSUs and DSUs	174	120	408	(473)
Less: Stock-based compensation expense (including PSUs)	(163)	(170)	(457)	(462)
Cash operating costs	$3,527	$3,875	$10,509	$11,213

15     Risk Factors

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost and performance required to be commercially viable against competing technologies and that we have sufficient access to capital to fund these activities. There is also a risk that key markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated – in particular for applications such as energy storage which require leadership at a government and regulatory level.

A summary of our identified risks and uncertainties are as follows:

Macroeconomic and Geopolitical

•	The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

Third Quarter 2015 Management’s Discussion and Analysis	Page 18

Hydrogenics Corporation

•	Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
•	Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.
•	Changes in government policies and regulations could hurt the market for our products.
•	Lack of new government policies and regulations for the energy storage technologies could hurt the development of our hydrogen energy storage products.
•	Development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
•	We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.
•	We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
•	Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
•	Our involvement in intellectual property litigation could negatively affect our business.
•	If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.
•	As a result of a strategic alliance entered into with a significant minority shareholder, they own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
•	If we fail to maintain the requirements for continued listing on NASDAQ, our common shares could be delisted from trading on NASDAQ, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital. Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.
•	Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.
•	US investors may not be able to enforce US civil liability judgments against us or our directors and officers.
•	Our share price is volatile and we may continue to experience significant share price and volume fluctuations.

Operating

•	We may not be able to implement our business strategy and the price of our common shares may decline.
•	Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.
•	We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.
•	Our insurance may not be sufficient.

Third Quarter 2015 Management’s Discussion and Analysis	Page 19

Hydrogenics Corporation

•	Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.
•	We could be liable for environmental damages resulting from our research, development or manufacturing operations.
•	Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.
•	We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.
•	We may not be able to manage successfully the anticipated expansion of our operations.
•	If we do not properly manage foreign sales and operations, our business could suffer.
•	We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
•	We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.
•	We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.
•	We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.
•	We must continue to lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.
•	Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.
•	The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.
•	We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
•	Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

Liquidity

•	Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.

Foreign Currency Exchange

•	Our operating results may be impacted by currency fluctuation.

Third Quarter 2015 Management’s Discussion and Analysis	Page 20

Hydrogenics Corporation

16      Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value. We had 10,092,375 common shares outstanding at September 30, 2015.

	2015		2014
	Number	Amount	Number	Amount
Balance at January 1	10,090,325	$348,259	9,017,617	$333,312
Issuance of common shares	-	-	1,057,144	14,768
Warrants exercised	-	-	-	-
Stock options exercised	2,050	16	15,089	176
At September 30,	10,092,375	$348,275	10,089,850	$348,256

At September 30, 2015, there were 536,174 stock options and 199,772 PSUs outstanding to purchase our common shares. If these securities are exercised, our shareholders could incur dilution.

17      Forward Looking Statements

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on NASDAQ; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

Third Quarter 2015 Management’s Discussion and Analysis	Page 21

Hydrogenics Corporation

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2015 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Third Quarter 2015 Management’s Discussion and Analysis	Page 22